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Exhibit 1

First Quarter Report 2008

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported first quarter net income of $28.9 million, or $0.20 per share, compared to net income of $24.9 million, or $0.21 per share, in the first quarter of 2007. Gold production in the first quarter of 2008 was 50,892 ounces compared to 58,588 ounces in the first quarter of 2007. Cash provided from operating activities was $53.8 million in the first quarter of 2008 compared to $56.1 million in the prior year's first quarter.

        First quarter ore processed was up 0.7% to 676,182 tonnes from 671,484 tonnes in 2008 compared to the same period in 2007.

        The table below summarizes the key variances in net income for the first quarter of 2008 from the net income reported for the same periods in 2007.

(millions of dollars)	Year to Date
Increase in gold revenue	$18.2
Decrease in silver and zinc revenues	(3.5)
Increase in copper revenue	3.7
Stronger Canadian dollar	(6.3)
Higher production costs	(1.1)
Increased income and mining and federal capital taxes	(4.0)
Increased corporate costs and other	(3.0)

Net positive variance	$4.0

        In the first quarter of 2008, revenues from mining operations increased to $119.1 million from $100.7 million in the first quarter of 2007. Increased realized prices for all metals, except for zinc, in the first quarter compared to the same period in 2007 accounted for the increase in revenues. Increased sales volumes for zinc were offset by decreased sales volumes for all other metals.

        In the first quarter of 2008, total cash costs per ounce decreased to $(399) per ounce of gold produced from $(332) per ounce in the first quarter of 2007. The main driver leading to the decrease in total cash costs for the quarter was higher byproduct metal revenue, on a production basis, in the first quarter of 2008 offset partly by lower gold production volume.

        Minesite costs per tonne increased slightly to C$65 in the first quarter of 2008 from C$64 in the first quarter of 2007 due to slightly higher input costs including fuel and labour.

        Exploration expenditures amounted to $8.9 million during the first quarter of 2008 compared to $5.8 million in the first quarter of 2007. The increase in the first quarter is mainly attributable to substantial exploration activities on the West Pequop property in the United States and increased grassroots exploration activities in Finland and Mexico.

        General and administrative expenditures were $10.8 million higher in the first quarter of 2008 compared to the same period in 2007. The increases are primarily due to increased stock option expense.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended March 31, 2008	Three months ended March 31, 2007
Production costs per Consolidated Statements of Income	$43,651	$36,178
Adjustments:
Byproduct revenues	(62,943)	(62,744)
Inventory adjustment(i)	(730)	7,400
Non-cash reclamation provision	(306)	(263)

Cash operating costs	$(20,328)	$(19,429)

Gold production (ounces)	50,892	58,588

Total cash costs (per ounce)(ii)	$(399)	$(332)

(thousands of dollars, except where noted)	Three months ended March 31, 2008	Three months ended March 31, 2007
Production costs per Consolidated Statements of Income	$43,651	$36,178
Adjustments:
Inventory adjustments(iii)	999	1,001
Non-cash reclamation provision	(306)	(263)

Minesite operating costs (US$)	44,344	$36,916

Minesite operating costs (C$)	43,995	$42,682

Tonnes of ore milled (000's tonnes)	676	672

Minesite costs per tonne (C$)(iv)	$65	$64

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's gold production target remains unchanged at approximately 358,000 ounces in 2008, including the new Goldex and Kittila mines, with total cash costs expected to be below $50 per ounce, as the Company continues to benefit from higher byproduct production and metal prices.

Liquidity and Capital Resources

        At March 31, 2008, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $294.4 million, of which short-term investments were $39.9 million, while working capital was $390.5 million. At December 31, 2007, the Company had $396.0 million in cash, cash equivalents, short-term investments and restricted cash of which short-term investments were $78.8 million, and $471.6 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and other various factors.

        Cash provided by operating activities was $53.8 million in the first quarter of 2008 compared to $56.1 million in the first quarter of 2007.

        For the three months ended March 31, 2008, capital expenditures were $158.0 million compared to $63.0 million in the three months ended March 31, 2007. The significant increase is mainly attributable to the increased capital expenditures on the Meadowbank, Pinos Altos, Kittila and Lapa projects. All of these increased capital expenditures are in line with the Company's primary objective of growth.

        The Company currently has $300 million in undrawn credit lines. Although there are currently no amounts drawn on the $300 million credit facility, the amount available under the facility is reduced by outstanding letters of credit amounting to $20 million to approximately $280 million. The facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2008	2007
Income and cash flows
Revenues from mining operations	$119,134	$100,730
Production costs	43,651	36,178

Gross profit (exclusive of amortization shown below)	$75,483	$64,552
Amortization	7,030	6,928

Gross profit	$68,453	$57,624

Net income for the period	$28,908	$24,922
Net income per share (basic)	$0.20	$0.21
Net income per share (diluted)	$0.20	$0.20
Cash provided by operating activities	$53,824	$56,066
Cash provided by (used in) investing activities	$(121,766)	$90,748
Cash provided by (used in) financing activities	$6,484	$(10,663)
Weighted average number of common shares outstanding — basic (in thousands)	143,372	121,159
Tonnes of ore milled	676,182	671,484
Head grades:
Gold (grams per tonne)	2.60	3.00
Silver (grams per tonne)	64.62	84.40
Zinc	3.83%	3.71%
Copper	0.28%	0.39%
Recovery rates:
Gold	90.04%	90.66%
Silver	85.97%	87.40%
Zinc	88.80%	85.30%
Copper	85.18%	84.80%
Payable production:
Gold (ounces)	50,892	58,588
Silver (ounces in thousands)	1,026	1,397
Zinc (tonnes)	19,467	17,944
Copper (tonnes)	1,453	1,990
Payable metal sold:
Gold (ounces)	51,596	56,758
Silver (ounces in thousands)	1,018	1,624
Zinc (tonnes)	18,710	17,767
Copper (tonnes)	1,421	1,978
Realized prices:
Gold (per ounce)	$1,089	$669
Silver (per ounce)	$19.91	$13.82
Zinc (per tonne)	$2,530	$2,798
Copper (per tonne)	$10,559	$6,090
Total cash costs (per ounce):
Production costs	$858	$617
Less: Net byproduct revenues	(1,237)	(1,071)
Inventory adjustments	(14)	126
Accretion expense and other	(6)	(4)

Total cash costs (per ounce)	$(399)	$(332)

Minesite costs per tonne milled (C$)	$65	$64

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$126,872	$108,798	$138,381	$100,730	$117,935	$104,812	$108,728	$119,134
Production costs	35,567	36,456	38,543	36,178	42,810	44,936	42,180	43,651

Gross profit (exclusive of amortization shown below)	$91,305	$72,342	$99,838	$64,552	$75,125	$59,876	$66,548	$75,483
Amortization	6,108	6,119	7,031	6,928	7,094	7,578	6,157	7,030

Gross profit	$85,197	$66,223	$92,807	$57,624	$68,031	$52,298	$60,391	$68,453

Net income for the period	$37,092	$45,203	$41,852	$24,922	$37,809	$11,452	$65,162	$28,908
Net income per share (basic)	$0.32	$0.38	$0.35	$0.21	$0.28	$0.08	$0.46	$0.20
Net income per share (diluted)	$0.31	$0.37	$0.34	$0.20	$0.27	$0.08	$0.46	$0.20
Cash provided by operating activities	$48,095	$73,945	$84,501	$56,066	$79,832	$49,946	$43,345	$53,824
Cash provided by (used in) investing activities	$(5,578)	$(185,498)	$(57,378)	$90,748	$(25,242)	$(213,199)	$(212,570)	$(121,766)
Cash provided by (used in) financing activities	$246,449	$2,268	$4,406	$(10,663)	$1,853	$15,361	$124,181	$6,484
Weighted average number of common shares outstanding (basic — in thousands)	114,434	120,386	120,897	121,159	133,788	135,509	140,618	143,372

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2008	As at December 31, 2007
ASSETS
Current
Cash and cash equivalents	$252,199	$314,794
Short-term investments	39,869	78,770
Restricted cash	2,351	2,455
Trade receivables	93,525	79,419
Inventories:
Ore stockpiles	4,702	5,647
Concentrates	2,635	1,913
Supplies	15,342	15,637
Available-for-sale securities	32,330	38,006
Other current assets	78,165	69,453

Total current assets	521,118	606,094
Other assets	16,127	16,436
Future income and mining tax assets	24,181	5,905
Property, plant and mine development	2,258,058	2,107,063

	$2,819,484	$2,735,498

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$125,516	$108,227
Dividends payable	438	26,280
Income taxes payable	4,648	—

Total current liabilities	130,602	134,507

Reclamation provision and other liabilities	57,990	57,941

Future income and mining tax liabilities	505,283	484,116

SHAREHOLDERS' EQUITY
Common shares
Authorized — unlimited
Issued — 143,690,233 (December 31, 2007 — 142,403,379) (note 4)	1,972,399	1,931,667
Stock options (note 5)	29,708	23,573
Contributed surplus	15,166	15,166
Retained earnings	141,148	112,240
Accumulated other comprehensive loss	(32,812)	(23,712)

Total shareholders' equity	2,125,609	2,058,934

	$2,819,484	$2,735,498

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2008	2007
REVENUES
Revenues from mining operations	$119,134	$100,730
Interest and sundry income	4,115	5,274
Gain on sale of available-for-sale securities (note 6)	406	1,865

	123,655	107,869
COSTS AND EXPENSES
Production	43,651	36,178
Loss on derivative financial instruments	—	6,128
Exploration and corporate development	8,898	5,829
Amortization of plant and mine development	7,030	6,928
General and administrative	19,868	9,053
Provincial capital tax	869	1,062
Interest	1,054	751
Foreign currency translation loss (gain)	(8,889)	(1,267)

Income before income, mining and federal capital taxes	51,174	43,207
Income and mining tax expense	22,266	18,285

Net income for the period	$28,908	$24,922

Net income per share — basic	$0.20	$0.21

Net income per share — diluted	$0.20	$0.20

Weighted average number of shares outstanding (in thousands)
Basic	143,372	121,159
Diluted	144,375	125,649
Comprehensive income:
Net income for the period	$28,908	$24,922

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities	(8,796)	6,722
Adjustments for derivative instruments maturing during the period	—	406
Adjustments for realized gain (loss) on available-for-sale securities due to dispositions during the period	(310)	(1,582)
Amortization of unrecognized loss on pension liability	8	(4)
Tax effect of other comprehensive income (loss) items	(2)	1

Other comprehensive income (loss) for the period	(9,100)	5,543

Comprehensive income for the period	$19,808	$30,465

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2008	2007
Retained earnings
Balance, beginning of period	$112,240	$3,015
FIN 48 adjustment	—	(4,487)
Net income for the period	28,908	24,922

Balance, end of period	$141,148	$23,450

Accumulated other comprehensive loss
Balance, beginning of period	$(23,712)	$(17,999)
Other comprehensive income (loss) for the period	(9,100)	5,543

Balance, end of period	$(32,812)	$(12,456)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2008	2007
Operating activities
Net income for the period	$28,908	$24,922
Add (deduct) items not affecting cash:
Amortization of plant and mine development	7,030	6,928
Future income and mining taxes	15,699	16,330
Unrealized loss on derivative contracts	—	5,723
Gain on sale of available-for-sale securities	(406)	(1,865)
Stock option expense	12,913	4,806
Foreign currency translation loss	(8,889)	(1,267)
Other	(415)	910
Changes in non-cash working capital balances
Trade receivables	(14,106)	9,807
Income taxes payable	4,648	3,191
Other taxes recoverable	(1,317)	3,169
Inventories	147	(2,591)
Other current assets	(7,677)	(7,053)
Accounts payable and accrued liabilities	17,289	(6,944)

Cash provided by operating activities	53,824	56,066

Investing activities
Additions to property, plant and mine development	(158,030)	(62,974)
Extinguishment of Cumberland gold derivatives	—	(15,875)
Recoverable Value Added Tax on acquisition of Pinos Altos property	—	9,750
Decrease in short-term investments	38,901	170,042
Proceeds on sale of available-for-sale securities and other	1,609	1,589
Purchases of available-for-sale securities	(4,350)	(3,265)
Purchase of Stornoway Diamond Corporation debentures	—	(8,519)
Decrease in restricted cash	104	—

Cash provided by (used in) investing activities	(121,766)	90,748

Financing activities
Dividends paid	(23,779)	(13,406)
Proceeds from common shares issued	30,263	2,743

Cash provided by (used in) financing activities	6,484	(10,663)

Effect of exchange rate changes on cash and cash equivalents	(1,137)	2,889

Net increase (decrease) in cash and cash equivalents during the period	(62,595)	139,040
Cash and cash equivalents, beginning of period	314,794	288,575

Cash and cash equivalents, end of period	$252,199	$427,615

Other operating cash flow information:
Interest paid during the period	$683	$589

Income, mining and capital taxes paid during the period	$—	$25

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2008

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2008 and the results of operations and cash flows for the three months ended March 31, 2008.

  Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2007 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2007.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2007 audited consolidated annual financial statements except for the application of the Financial Accounting Standards Board's ("FASB") Interpretation No. 157, Fair Value Measurement and the Financial Accounting Standards Board's ("FASB") Interpretation No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.

  Recently Adopted Accounting Pronouncements

  In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued Staff Position No. 157-2 "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for the Company's fiscal year beginning January 1, 2009.

  The three levels of the fair value hierarchy under FAS 157 are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Fair value at March 31, 2008
Assets:
	Total	Level 1	Level 2	Level 3
Cash equivalents	38,067	—	38,067	—
Short-term investments	39,869	—	39,869	—
Marketable equity securities	32,330	32,330	—	—

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. The short-term investments are market securities with remaining maturities of over three months at the date of purchase. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase.

  The Company's marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

  In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company Management did not elect the Fair Value Option for any additional items.

  Recently Issued Accounting Pronouncements and Developments

  In March 2008, the FASB issued FASB Statement No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161") which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 is effective for the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company's derivative instrument disclosures.

4.     CAPITAL STOCK

  For the first quarter of 2007, the Company's warrants were dilutive and were included in the calculation of diluted net income per share. There were no outstanding warrants in the first quarter of 2008.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2008 were exercised:

Common shares outstanding at March 31, 2008	143,690,233
Employees' stock options	4,737,955

148,428,188

  During the three-month period ended March 31, 2008, 1,221,669 (2007 — 103,875) employee stock options were exercised for cash of $29.4 million (2007 — $1.6 million), 2,405,000 (2007 — 1,195,000) options were granted with a weighted average exercise price of C$54.51 (2007 — C$48.09) and 55,300 (2007 — 11,500) options were cancelled with a weighted average exercise price of C$49.50 (2007 — C$15.93).

  The following table illustrates the changes in share capital for the three months ended March 31, 2008:

	Shares	Amount
Balance, beginning of period	142,403,379	$1,931,667
Shares issued under Employee Stock Option Plan	1,221,669	36,111
Shares issued under Incentive Share Purchase Plan	34,786	2,420
Shares issued under Dividend Reinvestment Plan	30,399	2,201

Balance, end of period	143,690,233	$1,972,399

5.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Three months ended March 31, 2008
	# of Options	Weighted average exercise price
Outstanding, beginning of period	3,609,924	C$	30.34
Granted	2,405,000	C$	54.51
Exercised	(1,221,669)	C$	24.47
Cancelled	(55,300)	C$	49.50

Outstanding, end of period	4,737,955	C$	43.90

Options exercisable at end of period	1,831,080	C$	36.38

  For the first three months of 2008 and 2007, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007
Risk-free interest rate	3.70%	3.99%
Expected life of options (in years)	2.5	2.5
Expected volatility of Agnico-Eagle's share price	44.4%	38.0%
Expected dividend yield	0.22%	0.29%

6.     GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES

  During the first quarter of 2008, the Company received proceeds of $1.6 million (2007 — $2.4 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $0.4 million (2007 — $1.9 million).

7.     INCOME TAXES

  The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of this interpretation, future tax assets and retained earnings decreased by $4.5 million. There was no change in unrecognized tax benefit in the current quarter. The full amount of unrecognized tax liability of $3,390, if recognized, would reduce our annual effective tax rate. We do not expect our unrecognized tax liability to change significantly over the next 12 months. The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico and Finland, each with varying statutes of limitations. The 1998 through 2007 tax years generally remain subject to examination. Interest and penalty on underpayment of income taxes are classified as interest expense.

8.     CONTINGENCIES

  The Company was served with a Statement of Claim on April 30, 2007 from a former employee, alleging, among other things, wrongful dismissal and seeking damages of approximately C$13.1 million. The Company believes this claim is frivolous and without merit and will vigorously defend the matter, and therefore, no provision for this contingency has been recorded.

  The Company is involved in a legal proceeding in Sweden relating to the compulsory acquisition procedures under Swedish law and the Company has been required to provide financial assurance in the form of a bank guarantee. As of March 31, 2008, the amount of this guarantee was $3.5 million.

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2008, the total amount of these guarantees was $23.2 million.

  The Company has a royalty agreement with the Finnish Government relating to the Kittila mining operation. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

9.     COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 interim consolidated financial statements.

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QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)